UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                              MI Developments Inc.
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                                (Name of Issuer)

                        Class A Subordinate Voting Shares
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                         (Title of Class of Securities)

                                    55304X104
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                                 (CUSIP Number)

                                 Anna Marie Lopez
                     Hotchkis and Wiley Capital Management, LLC
                         725 South Figueroa Street, 39th floor
                         Los Angeles, California 90017-5439
                                 (213) 430-1896
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 December 22, 2010
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                       13D
===================
CUSIP No. 55304X104
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Hotchkis and Wiley Capital Management, LLC       95-4871957
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [ ]
                                                              (b) [ ]
    2
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [ ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   3,119,000
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    -0-
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   4,534,200
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     -0-
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            4,534,200 shares (Ownership disclaimed pursuant to Section 13d-4 of the 1934 Act)
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [ ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            9.8%

------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IA
------------====================================================================

This Amendment No. 5 (this "Amendment") amends that certain Statement on
Schedule 13D filed on April 17, 2008, as amended by that certain Amendment No. 1 filed on May 16, 2008, Amendment No. 2 filed on March 6, 2009 and Amendment
No. 3 filed on November 13, 2009 and Amendment No. 4 filed on December 9, 2009 (collectively, the "Schedule 13D"), which relates to the Class A Subordinate Voting Shares (the "Class A Shares") of MI Developments Inc. (the "Company"). The Company's principal offices are located at 455 Magna Drive, Aurora, Ontario, Canada L4G 7A9.

Item 3.  Source And Amount Of Funds And Other Consideration
-------  --------------------------------------------------

HWCM purchased the Class A Shares on behalf of its clients in the ordinary course of business, using the investment capital of its clients. The Class A Shares were acquired at an average price of approximately $24.43 per share (including commissions). The amount of investment capital used to purchase the Class A Shares was approximately $110,765,164 (including commissions).

Item 4.  Purpose Of The Transaction
------   --------------------------

Item 4 is supplemented and updated as follows:

As disclosed by the Company in its Form 6-K filed with the Securities and Exchange Commission on December 22, 2010 (the "Company 6-K"), the Company received on December 22, 2010 a proposal for a plan of arrangement or other form of transaction (the "Transaction") which, if effected, would result in, among other things and as more fully described in the Company 6-K: (i) the transfer of the Company's horseracing, gaming and real estate development and certain other assets and liabilities to the corporation controlled by the Stronach Trust that owns Class B Shares of the Company (such corporation, the "ST Shareholder");
(ii) the conversion of each Class A Share of the Company into one new common share of the Company; (iii) the conversion of each publicly held Class B Share into 1.2 new common shares of the Company; and (iv) the cancellation of each Class B Share held by the ST Shareholder for no consideration other than the transfer of assets and liabilities referenced in clause (i).

In connection with the proposed Transaction, on December 22, 2010, the Reporting Person, as holder of the Class A Shares reported herein, entered into a Support Agreement (the "Support Agreement") with 445327 Ontario Limited, an entity controlled by the Stronach Trust. Pursuant to the Support Agreement and subject to the terms and conditions thereof, the Reporting Person, as a Class A shareholder,agrees with the controlling shareholder to, among other things, support and vote in favor of a proposal to reorganize the Company.
A copy of the Support Agreement is attached as Exhibit 1.

Pursuant to the Support Agreement and subject to the terms and conditions thereof, the Reporting Person party to the Support Agreement has the right to terminate its obligations under the Support Agreement under certain conditions, including but not limited to: (i) the terms of the Transaction changing from those set out in the term sheet attached to the Support Agreement (the "Term Sheet") in a manner that is adverse to the Reporting Person or all shareholders signatory to the Support Agreement in a material respect; (ii) such Reporting Person, acting reasonably, determining that the definitive documents relating to the Transaction do not reflect the terms contemplated in the Term Sheet in a manner that is materially adverse to such Reporting Persons; (iii) the execution of definitive documentation relating to the Transaction having not occurred by January 31, 2011; or (iv) the Transaction having not been implemented by June 30, 2011.

Although the Reporting Person does not have any specific plan or proposal to acquire or dispose of the Class A Shares, the Reporting Person at any time and from time to time may acquire additional Class A Shares or other securities of the Company or, subject to the terms of the Support Agreement, transfer or dispose of any or all of its Class A Shares depending upon an ongoing evaluation of the investment in the Class A Shares, prevailing market conditions, other investment pportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Class A Shares or other securities of the Company which it may hold at any point in time.

Also, consistent with its investment intent, the Reporting Person may engage in communications regarding the Company with, without limitation, one or more shareholders of the Company, one or more officers of the Company, one or more members of the board of directors of the Company and/or one or more potential participants in the Transaction. Such communications may concern, without limitation, the proposed Transaction, the Company's operations, structure, potential reorganization plan(s) and financial relationships with Company affiliates, as well as any other potential strategies to maximize shareholder value.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Person does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.


Item 5.  Interest In Securities Of The Issuer
-------  ------------------------------------

         (a) The percentage amount set forth in Row 13 for the cover page filed herewith is calculated based upon the 46,160,564 Class A Shares outstanding as of December 31, 2009, as reported by the Company in its Form 40-F for the fiscal year ended December 31, 2009 filed with the Securities and Exchange Commission on March 29, 2010.

          (b) The number of shares of Class A Shares as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Filing Persons is set forth on the cover page in items 7 through 10.

Note that certain of HWCM's clients have retained voting power over the Class A Shares that they beneficially own. Accordingly, HWCM has the power to dispose of more Class A Shares than it can vote.

          (c) Information concerning transactions relating to the shares offered through open market transactions by the Reporting Person during the past sixty days are listed below.

        Transaction date            Shares purchased/(sold)   Price per share
        12/22/10                         170,400                 $28.4311

Purchase made after the announcement by the Company of the proposed transaction.

           (d) The securities as to which this Schedule is filed by HWCM, In its capacity as investment adviser, are held in HWCM clients' custodial accounts for the benefit of its clients. These clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than five percent of this class of securities.

HWCM disclaims beneficial ownership of all securities owned for the benefit of its clients.

          (e)   Not applicable.

                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 29, 2010
                              Hotchkis and Wiley Capital Management, LLC

                              By: /s/ Anna Marie Lopez
                              Name: Anna Marie Lopez
                              Title: Chief Operating Officer